Exhibit 99.6

[LETTERHEAD OF CRESCENT BANKING COMPANY]

Dear Fellow Employee:

We are pleased to continue the Crescent Banking Company Dividend Reinvestment and Stock Purchase Plan (the “Plan”), which will enable employees of Crescent Banking Company, or any of its subsidiaries, to regularly invest in our common stock. The enclosed prospectus makes certain amendments to our existing Direct Stock Purchase and Dividend Reinvestment Plan. If you are currently enrolled in our existing Direct Stock Purchase and Dividend Reinvestment Plan, you will be automatically enrolled in the amended Plan. As with any stock program, this Plan is completely voluntary, and you should participate in the Plan only after carefully reading and reviewing the enclosed Plan brochure and other materials.

Under the Plan, you may elect to have payroll deductions and voluntary cash contributions invested in shares of our common stock. Dividends paid on your shares in the Plan will be automatically reinvested in additional shares. All brokerage fees for purchasing Crescent common stock will be paid by the Company.

Complete details of the services and benefits to participants in the Plan are explained in the enclosed Plan brochure. If you have any questions about the Plan after carefully reading and reviewing the enclosed brochure and other materials, please contact us at (678) 454-2266.

Sincerely,

/s/ J. Donald Boggus, Jr.
J. Donald Boggus, Jr. President and CEO